Voya Mutual Funds

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

June 3, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Withdrawal of a Registration Statement on Form N-14, filed by Voya Mutual Funds (the "Registrant") with the Securities and Exchange Commission (the "Commission") on May 27, 2020 (Registration No.  333-238734)

Mr. Scott:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the Commission consent to the withdrawal of the Registration Statement of the Registrant on Form N-14 that was filed with the Commission on May 27, 2020 (Accession Number 0001683863-20-010111), pursuant to Rule 488 under the Securities Act, along with any exhibits thereto (the "N-14 Registration Statement"). The N-14 Registration Statement relates to the reorganization of Voya Global Equity Dividend Fund, a series of the Registrant, with and into Voya Global High Dividend Low Volatility Fund, also a series of the Registrant.

The Registrant confirms that no securities have been sold under the N-14 Registration Statement. No filing fee was required or paid in connection with the filing of the N-14 Registration Statement.

The Registrant is requesting withdrawal because the N-14 Registration Statement as filed is incomplete, including an incorrect exhibit. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14 Registration Statement.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480-477-2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

Voya Investment Management – Voya Family of Funds

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